Exhibit 99.2

WATERDROP ANNOUNCES CERTAIN BOARD AND EXECUTIVE CHANGES

BEIJING, March 17, 2023 /PRNewswire/ — Waterdrop Inc. (“Waterdrop”, the “Company” or “we”) (NYSE: WDH), a leading technology platform dedicated to insurance and healthcare service with a positive social impact, today announced the appointment of Mr. Wei Ran as a new director to its board of directors (the “Board”) and the resignation of Mr. Yao Hu from the Board, effective March 17, 2023. After the change, the Board will consist of nine members, three of whom are independent directors. Mr. Hu’s resignation does not involve any disagreement with the Company with regard to its business, finance, accounting or any other affairs.

Concurrently with the Board change, the Company brings in new members to, and refines roles and responsibilities within, the leadership team. Mr. Wei Ran was appointed to serve as the general manager of the insurance technology business while Mr. Guang Yang serves as vice president of finance and general manager of international business of the Company. Mr. Yao Hu will cease to serve as the general manager of the crowdfunding and healthcare business of the Company and will focus on the Company’s strategy and investments in the healthcare field. Meanwhile, Mr. Zetao Zhu was appointed as the general manager of crowdfunding and pharmatech business of the Company.

Mr. Wei Ran joined the Company in June 2016 as head of strategy and business analysis and was responsible for establishing the Company’s strategy and business analysis system and exploring new business initiatives. Before joining the Company, he worked as senior strategy analyst at Meituan Waimai, the food and grocery delivery business of Meituan (HKSE: 3690), from July 2015 to June 2016, where he was responsible for strategy and business analysis. Prior to that, he worked at Accenture Consulting, which provides consulting services to various enterprise clients, as a strategic consultant from July 2013 to June 2015, and participated in a number of digitalization projects for large and medium-sized enterprises in the energy and financial industries. Mr. Ran obtained a bachelor’s degree in Economics from Shanghai Jiaotong University in June 2009, and a master’s degree in Software Engineering from Peking University in June 2013.

Mr. Zetao Zhu joined the company in April 2022. Prior to joining us, Mr. Zhu worked as General Manager of China Region at DiDi Global Inc. from March 2016 to April 2022, where he was responsible for the regional strategy, operation, marketing, public relationship, finance and customer services. Prior to that, he worked as director and head of digital transformation of China region at Capgemini Consulting from April 2014 to February 2016. From July 2005 to March 2014, Mr. Zhu worked at IBM consulting with his last position as senior consultant manager, mainly focusing on application innovation. Mr. Zhu obtained a bachelor’s degree in scientific calculation and computer application from Sun Yat-Sen University in June 2003 and a master’s degree in computer science from Sun Yat-Sen University in June 2005.

Mr. Peng Shen, the Company’s founder, chairman and chief executive officer, on behalf of the Board and management, said, “During his tenure as a director and as general manager of the crowdfunding and healthcare business of the Company, Mr. Yao Hu has demonstrated his loyalty, diligence and dedication in performing his duties. The Company and the Board believe that Mr. Yao Hu will continue to help the Company innovate and succeed in his new role focusing on the Company’s strategy and investments in the healthcare field.

The Board would like to take this opportunity to welcome Mr. Wei Ran for joining the Board. The Company firmly believes that Mr. Wei Ran and Mr. Zetao Zhu will continue to contribute to the success of the Company in their new roles with their sound talents, expertise and experience.”

About Waterdrop Inc.

Waterdrop Inc. (NYSE: WDH) is a leading technology platform dedicated to insurance and healthcare service with a positive social impact. Founded in 2016, with the comprehensive coverage of Waterdrop Insurance Marketplace and Waterdrop Medical Crowdfunding, Waterdrop aims to bring insurance and healthcare service to billions through technology. For more information, please visit www.waterdrop-inc.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Waterdrop’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Waterdrop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Waterdrop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Waterdrop Inc.

Ruichen Chen

IR@shuidi-inc.com